SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-1(a)

(Amendment No.     )*

DIGITAL CINEMA DESTINATIONS CORP.

(Name of Issuer)

Class A Common stock, par value $0.01 per share

(Title of Class of Securities)

25383 B109

(CUSIP Number)

Daniel E. Ellis

Senior Vice President, General Counsel and Secretary

1301 First Avenue

Columbus, Georgia, 31901

(706) 576-3400

copies to:

Alan J. Prince

C. William Baxley

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, Georgia 30309

(404) 572-4600

(Name, address and telephone number of Person Authorized to Receive Notices and Communications)

May 15, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1)	Name of reporting person: Carmike Cinemas, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 631,172 (See Item 5)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 631,172 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 8.1% (1)
(14)	Type of reporting person: CO

(1)	Assumes 7,214,076 shares of Class A Common Stock (as defined below) outstanding as of the close of business on May 15, 2014, as represented by the issuer in the Merger Agreement (as defined below), and assumes the conversion of 619,105 shares of Class B Common Stock (as defined below) into shares of Class A Common Stock. The Class B Common Stock is convertible at any time by the holder thereof into shares of Class A Common Stock on a one-for-one basis. The shares of Class A Common Stock and Class B Common Stock described in Item 5 may be deemed to be beneficially owned by Carmike (as defined below) under the Voting Agreement (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Carmike that it is the beneficial owner of any shares of Class A Common Stock or Class B Common Stock for purposes of Section 13(d) of the Exchange Act (as defined below), or for any other purpose, and such beneficial ownership is expressly disclaimed. See Item 5 for descriptions of the calculation of the number of shares of Class A Common Stock reported on this Schedule 13D and the Voting Agreement.

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, $0.01 par value per share (the “Class A Common Stock”) of Digital Cinema Destinations Corp., a Delaware corporation (“Digiplex”). The principal executive offices of Digiplex are located at 250 E. Broad Street, Westfield, NJ 07090.

Item 2.	Identity and Background.

(a)-(c), (f) This Schedule 13D is being filed by Carmike Cinemas, Inc., a Delaware corporation (“Carmike”). The address of Carmike’s principal office is 1301 First Avenue, Columbus, Georgia, 31901. Carmike is a U.S. leader in digital cinema, 3-D cinema deployments and one of the nation’s largest motion picture exhibitors.

Attached as Schedule A hereto, and incorporated by reference herein, is a chart setting forth the name, business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Carmike (collectively, the “Schedule A Persons”), in each case as of the date hereof.

(d) and (e) During the last five years, neither Carmike, nor to the knowledge of Carmike, any of the Schedule A Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 15, 2014, Carmike entered into the Voting Agreement (as defined below) with A. Dale Mayo as a condition and inducement to Carmike entering into the Merger Agreement (as defined below). The shares of Class A Common Stock and Class B Common Stock described in Item 5 have not been purchased by Carmike and Carmike did not use any funds or pay any additional consideration to acquire the rights under the Voting Agreement.

For more detailed descriptions of the Merger Agreement and the Voting Agreement, see Item 4 below, which descriptions are incorporated by reference herein in response to this Item 3.

Item 4.	Purpose of Transaction.

(a)-(b) On May 15, 2014, Digiplex, Carmike and Badlands Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Carmike (“Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that the Sub will merge with and into Digiplex (the “Merger”), after which, Digiplex, as the surviving entity (the “Surviving Entity”), will continue its separate corporate existence as a wholly-owned subsidiary of Carmike.

At the effective time of the Merger (the “Effective Time”) pursuant to the Merger Agreement, each outstanding share of Digiplex’s capital stock (other than shares owned by (i) Carmike, Sub, Digiplex or their respective subsidiaries and (ii) Digiplex’s joint venture, Start Media/Digiplex, LLC), will be converted into the right to receive 0.1775 shares, subject to reduction in certain circumstances (the “Exchange Ratio”), of Carmike common stock (“Carmike Stock”). The Merger Agreement also provides that each restricted stock unit that is outstanding under Digiplex’s 2012 Stock Option and Incentive Plan, whether or not vested, will be cancelled automatically, and the holder of any such restricted stock unit award will receive the number of shares of Carmike Stock equal to the product of the Exchange Ratio and the number of restricted stock units awarded under such restricted stock unit award. No fractional shares of Carmike Stock will be issued in the Merger and Digiplex’s stockholders will receive cash in lieu of any fractional shares. It is expected that the Merger will qualify as a tax-free reorganization for U.S. Federal income tax purposes.

The Merger Agreement contains the customary representations, warranties and covenants for a transaction of this type, including Digiplex’s agreement to conduct its business in the ordinary course prior to the closing of the Merger. The completion of the Merger is subject to the satisfaction or waiver of various customary closing conditions, including (i) the approval of Digiplex’s stockholders, (ii) the authorization for listing on The NASDAQ Stock Market of the shares of Carmike Stock issuable in connection with the Merger, (iii) the receipt of a notice of effectiveness from the Securities and Exchange Commission (the “SEC”) with respect to a Registration Statement on Form S-4 intended to be filed pursuant to the Merger Agreement registering under the Securities Act of 1933, as amended, the Carmike Stock to be issued to Digiplex’s security holders in the Merger, (iv) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (v) the receipt of any required governmental approvals, (vi) the absence of any governmental statute, rule, executive order or regulation which prohibits the completion of the Merger or any order or injunction preventing the completion of the Merger, (vii) subject to certain exceptions and materiality standards, the accuracy of the representations and warranties of the parties, (viii) material compliance of the parties with their obligations under the Merger Agreement and (ix) delivery of a customary opinion from each party’s counsel that the Merger will qualify as a tax-free reorganization for federal income tax purposes.

Carmike’s obligation to complete the Merger is also conditioned on, among other things, (i) the redemption by Digiplex of all outstanding shares of Digiplex’s Series B Preferred Stock, (ii) Carmike’s acquisition of the entire ownership interest held by Digiplex’s joint venture partner in Start Media/Digiplex, LLC, (iii) the absence of any material security breach at Digiplex or its subsidiaries, (iv) the receipt of certain third party consents, (v) the cancellation or termination of certain third party agreements, (vi) the absence of a material adverse change to the net debt and working capital amounts set forth in Digiplex’s balance sheet dated December 31, 2013, and (vii) the termination of, and taking of certain corrective actions with respect to, Digiplex’s 401(k) plan.

Concurrently with the execution of the Merger Agreement, Carmike entered into a voting agreement (the “Voting Agreement”) with A. Dale Mayo, Digiplex’s Chairman and Chief Executive Officer, who holds shares representing approximately 55% of the outstanding voting power of Digiplex. Pursuant to the Voting Agreement, Mr. Mayo agreed, among other things, to vote a portion of his shares equal to 39.5% of the outstanding voting power of Digiplex in favor of the adoption and approval of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement and against, among other things, alternative business combination transactions. In the event that Digiplex’s Board of Directors changes its recommendation that Digplex’s stockholders adopt the Merger Agreement, Mr. Mayo will only be required to vote shares representing 33% of the outstanding voting power of Digiplex in favor of the approval and adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement, with the balance of Mr. Mayo’s shares being voted in such circumstances in Mr. Mayo’s sole discretion.

The Voting Agreement provides that Mr. Mayo and his affiliates and representatives shall not directly or indirectly (i) initiate, solicit, induce or encourage or facilitate the submission of any inquiry, indication of interest, proposal or offer that constitutes, or may lead to, an Acquisition Proposal (as defined in the Merger Agreement), (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, (iii) furnish any information or data regarding Digiplex or any of its subsidiaries to, or afford access to the properties, books and records of Digiplex to, any person (other than Carmike or Sub) in connection with or in response to any Acquisition Proposal, (iv) enter into any letter of intent or agreement providing for, relating to or in connection with, any Acquisition Proposal or any proposal that may lead to an Acquisition Proposal (other than a confidentiality agreement as contemplated by Section 6.4(c) of the Merger Agreement), or that requires Digiplex to abandon, terminate or breach its obligations under the Merger Agreement or fail to consummate the transactions contemplated thereby, (v) approve, adopt, endorse or recommend an Acquisition Proposal, (vi) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a third party becoming an “interested stockholder” under, Section 203 of the Delaware General Corporation Law), or any restrictive provision of any applicable anti-takeover provision in Digiplex’s Certificate of Incorporation or Bylaws, inapplicable to any transactions contemplated by an Acquisition Proposal or (vii) resolve, propose or agree to do any of the foregoing. Mr. Mayo shall, and shall cause his representatives to, cease and terminate any and all existing activities, discussions or negotiations with any person with respect to an Acquisition Proposal. Mr. Mayo shall notify Carmike promptly (but in any event within twenty-four (24) hours) orally and in writing of the receipt of any inquiries, discussions, negotiations, proposals or expressions of interest with respect to an Acquisition Proposal, including providing the identity of the third party making, submitting, inquiring about or expressing interest with respect to such Acquisition Proposal, and (A) if it is in writing, a copy of such Acquisition Proposal and any related draft agreements and other written material setting forth the terms and conditions of such Acquisition Proposal and (B) if oral, a detailed summary thereof that is made or submitted by any third party during the period between May 15, 2014 and the Closing (as defined in the Merger Agreement).

The Voting Agreement also provides that Mr. Mayo shall not Transfer (as defined in the Voting Agreement) any of his shares in Digiplex until the date the Merger Agreement terminates in accordance with its terms (the “Expiration Date”).

The Voting Agreement terminates on the earliest of (i) the Effective Time of the Merger, or (ii) the Expiration Date.

Either Carmike or Digiplex may terminate the Merger Agreement if the Closing has not occurred on or before September 30, 2014 (which deadline may be extended, under certain circumstances, until December 31, 2014). The Merger Agreement further provides that, upon termination of the Merger Agreement under specified circumstances, Digiplex may be required to pay a termination fee of $1,228,935 or an amount equal to Carmike’s transaction expenses (up to a specified cap in certain circumstances).

(c) Not applicable.

(d) Reference is made to Items 4(a)-(b) above. Pursuant to Section 1.4 of the Merger Agreement, from and after the Effective Time of the Merger, the officers of Sub immediately prior to the Effective Time of the Merger shall be the officers of the Surviving Entity, until their respective successors shall have been duly elected, or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Entity. The current executive officers of Sub are Daniel E. Ellis (President and Secretary) and Richard B. Hare (Vice President). The directors of Sub immediately prior to the Effective Time of the Merger shall be the directors of the Surviving Entity, until their respective successors shall have been duly elected, or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Entity. Daniel E. Ellis is currently the sole director of Sub.

(e) Other than as described above, not applicable.

(f) Other than as described above, not applicable.

(g) Reference is made to Items 4(a)-(f) above. Pursuant to Section 1.3 and Section 1.4 of the Merger Agreement, at the Effective Time of the Merger, the certificate of incorporation and the by-laws of Sub, as in effect immediately prior to the Effective Time, shall become the certificate of incorporation and the by-laws of the Surviving Entity until amended in accordance with the General Corporation Law of the State of Delaware.

(h) and (i) Reference is made to Items 4(a)-(g) above. Upon consummation of the Merger, the shares of Class A Common Stock will cease to be listed on the NASDAQ stock market. In addition, as a result of the Merger, the shares of Class A Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934, as amended (the “Exchange Act”).

(i) Not applicable.

(j) Other than as described in this Schedule 13D or in the Merger Agreement or the Voting Agreement, Carmike does not currently have any plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a) — (i) of Schedule 13D or any similar matter. Carmike intends to continue to review Digiplex and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management, personnel and other matters and to further consider, following consummation of the Merger, whether any changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable.

The foregoing descriptions of the Merger, the Merger Agreement and the Voting Agreement do not purport to be complete. References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement, which is Exhibit 1 to this Schedule 13D, and the Voting Agreement, which is Exhibit 2 to this Schedule 13D. These agreements are incorporated into this Schedule 13D wherever references and descriptions of them appear.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Carmike does not own any shares of Common Stock, $0.01 par value per share, of Digiplex (the “Common Stock”). However, for purposes of Rule 13d-3 under the Exchange Act, as a result of the Voting Agreement, Carmike may be deemed to share with Mr. Mayo the power to vote or to direct the voting of the shares of Common Stock of Mr. Mayo covered by the Voting Agreement solely with respect to those matters described in the Voting Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Carmike that it is the beneficial owner of any shares of Class A Common Stock or Class B Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Mr. Mayo represented to Carmike in the Voting Agreement that he beneficially owns the following shares of Digiplex:

•	12,067 shares of Class A Common Stock, and

•	849,000 shares of Class B Common Stock (the “Class B Common Stock”).

The Class B Common Stock is convertible at any time by the holder thereof into shares of Class A Common Stock on a one-for-one basis. Each share of Class A Common Stock is entitled to one (1) vote per share, while each share of Class B Common Stock is entitled to ten (10) votes per share. As of May 15, 2014, there were an aggregate of 12,067 shares of Class A Common Stock that were beneficially owned by Mr. Mayo, entitled to 12,067 votes, and 849,000 shares of Class B Common Stock that were beneficially owned by Mr. Mayo, entitled to 8,490,000 votes. Mr. Mayo’s combined voting shares, equal to 8,502,067 votes, constitutes approximately 54.7% of the total voting power of Digiplex (based upon Digiplex’s representation in the Merger Agreement that there were 7,214,076 shares of Class A Common Stock outstanding as of the close of business on May 15, 2014, and 849,000 (100% owned by Mr. Mayo) shares of Class B Common Stock outstanding as of the close of business on May 15, 2014). Pursuant to the Voting Agreement, Mr. Mayo has agreed to vote shares totaling 39.5% of the outstanding voting power of Digiplex. The total number of votes that constitute 39.5% is equal to 0.395 multiplied times the sum of (i) all outstanding shares of Class A Common Stock (7,214,076) and (ii) Mr. Mayo’s Class B Common Stock votes (8,490,000), which is equal to 6,203,110 votes. Accordingly, Mr. Mayo may satisfy the requirements of the Voting Agreement by voting his 12,067 shares of Class A Common Stock (the “Covered Class A Shares”) and at least 619,105 of his shares of Class B Common Stock (the “Covered Class B Shares”). Carmike may be deemed to be the beneficial owner of the Covered Class A Shares and the 619,105 shares of Class A Common Stock into which the Covered Class B Shares are convertible.

Except as described in Item 4 of this Schedule 13D and in the Voting Agreement, Carmike is not entitled to any rights as a stockholder of Digiplex. Carmike disclaims beneficial ownership of the shares of Common Stock covered by the Voting Agreement and nothing herein shall be construed as an admission that Carmike is the beneficial owner of such shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Carmike or any other person that he, she or it is a member of a “group” for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and membership in a “group” is hereby expressly disclaimed.

To the knowledge of Carmike, none of the Schedule A Persons beneficially owns any shares of Common Stock.

For more detailed descriptions of the Merger Agreement and the Voting Agreement, see Item 4 above, which descriptions are incorporated by reference herein in response to this Item 5.

(c) Other than as described in this Schedule 13D, neither Carmike nor, to its knowledge, any Schedule A Person, has effected any transaction in the shares of Common Stock during the past 60 days.

(d) To Carmike’s knowledge, no person other than Mr. Mayo has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference herein, in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference herein. Other than as described in this Schedule 13D and the agreements incorporated by reference herein and set forth as exhibits hereto, Carmike does not have, and, to the knowledge of Carmike, the Schedule A Persons do not have, any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of Digiplex.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated as of May 15, 2014, by and among Carmike Cinemas, Inc., Badlands Acquisition Corporation and Digital Cinema Destinations Corp. (incorporated by reference to Exhibit 2.1 to Digiplex’s Current Report on Form 8-K filed on May 21, 2014).

Exhibit 2	Voting Agreement, dated as of May 15, 2014, by and among Carmike Cinemas, Inc., and A. Dale Mayo.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2014

Carmike Cinemas, Inc.

By	/s/ Daniel E. Ellis
Name:	Daniel E. Ellis
Title:	Senior Vice President, General Counsel and Secretary

Schedule A

Directors and Executive Officers of

Carmike Cinemas, Inc.

The following tables set forth the name, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of Carmike. The country of citizenship of each director and executive officer is the United States of America and the business address of each director and executive officer is: c/o Carmike Cinemas, Inc., 1301 First Avenue, Columbus, Georgia, 31901.

Board of Directors

Name	Present Principal Occupation (principal business of employer)

James A. Fleming	Executive Vice President and Chief Financial Officer of Columbia Property Trust, Inc. (Columbia Property Trust engages in the acquisition and ownership of commercial real estate properties, including properties that have operating histories, are newly constructed, or are under construction, with a business address of One Glenlake Parkway, Suite 1200, Atlanta, Georgia 30328)

Alan J. Hirschfield	Private investor and consultant

Roland C. Smith	Chairman and Chief Executive Officer of Office Depot, Inc. (Office Depot is a global supplier of office products and services to consumers and businesses of all sizes, with a business address of 6600 North Military Trail, Boca Raton, Florida 33496)

S. David Passman III	President and Chief Executive Officer of Carmike

Jeffrey W. Berkman	Founding Partner of The Berkman Law Firm PLLC (with a business address of 111 Livingston Street, Suite 1928, Brooklyn, New York 11201)

Patricia A. Wilson	Attorney

Mark R. Bell	Former Senior Partner at PricewaterhouseCoopers and Arthur Andersen

Sean T. Erwin	Chairman of the Board of Neenah Paper, Inc. (Neenah Paper is engaged in two primary businesses: a specialty, performance-based technical products business and a premium fine papers business, and has a business address of 3460 Preston Ridge Road, Alpharetta, Georgia 30005)

Executive Officers

(Other than Directors)

Name	Present Principal Occupation

Fred W. Van Noy	Senior Vice President, Chief Operating Officer of Carmike

Richard B. Hare	Senior Vice President—Finance, Treasurer, and Chief Financial Officer of Carmike

Daniel E. Ellis	Senior Vice President, General Counsel and Secretary of Carmike

John A. Lundin	Vice President—Film of Carmike

Jeffrey A. Cole	Assistant Vice President—Controller of Carmike